October 31, 2007

Room 4561

Mr. Daniel Bertrand
Executive Vice President and
  Chief Financial Officer
Copernic, Inc.
388 St. Jacques Street West, 9th Floor
Montreal, Quebec
Canada, H2Y1S1

> **Re:** **Copernic, Inc.**
> **Form 6-K filed March 6, 2007**
> **File no. 000-171164**

Dear Mr. Bertrand:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 6-K filed March 7, 2006

1. Tell us whether you intended to incorporate this filing by reference into your registration statement on Form F-3 (file no. 333-117794). It appears to us that such incorporation was required and that you intended to do so, but we were unable to locate the language required by Item 6(c) of Form F-3 within this Form 6-K. In addition, we noted that this Form 6-K does not appear to be referenced in your amended Form F-3 filed on August 31, 2007.

Exhibit 99.1

2. Given that it appears that the financial statements should have been incorporated by reference into your registration statement, explain to us why you believe that it was appropriate to file Rule 3-05 financial statements in which the auditors' report states that the audit was conducted in accordance with Canadian Generally

Accepted Auditing Standards. Refer to the discussion of non-issuer audit reports in Section III.D of *International Reporting and Disclosure Issues in the Division of Corporation Finance* (the Division's international reporting guidance) at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P215_23214. In addition, direct us to the guidance that you believe allowed you to present these financial statements using the basis of accounting described in note 2 to the financial statements.

3.   We note that the audit report contains language restricting its use. Please tell us how you considered Section V.B of the Division's international reporting guidance.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or me at (202) 551-3451 if you have any questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief